Mail Stop 7010

      March 8, 2006

Mr. Xue Lian Bian
Linkwell Corporation
c/o James M. Schneider, Esq.
Schneider Weinberger & Beilly LLP
2200 Corporate Blvd, NW, Suite 210
Boca Raton, FL 33431

Re:	Linkwell Corporation
	Registration Statement on Form SB-2
	Filed on February 8, 2006
	File No. 333-131666

Dear Mr. Bian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with the following comments in your current registration statement and, to the extent applicable, in future exchange act filings.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation
S-B.

3. Throughout this document and in recent press releases, you indicate that your disinfectants have been proven to prevent the spread of airborne viruses such as bird flu virus and SARS. You also assert that some of your products are specifically targeted to treat avian flu. Disclose the basis for these assertions and describe how your products differ from other competitors` disinfectants in this regard. If you funded or were otherwise affiliated with any of the studies or reports, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. If you do not have appropriate independent support for these statements, please revise this language. We may have additional comments after we review your response.

4. In recent press releases, you describe that you acquired an import/export division from Xinjida Trading PTE Limited. Please describe this acquisition and the new business in the prospectus. Mr.
Bian has been quoted in press releases as follows: "We will be able
to consolidate our international trading businesses with a goal of improving profit margins and increasing distribution channels. . .
..
Our goal is to achieve up to $30 million in annual sales for 2006. We believe completion of this acquisition will also allow Linkwell to achieve its goal to qualify for listing on a major U.S. Exchange." Please explain these statements.

5. We note that the report by Market Advisors Research, available through your website, contains a statement regarding a return of over
400%, which may be seen as improper hyping of the company`s securities. Publication of information made in advance of a proposed offering which has the effect of conditioning the market or arousing public interest in the issuer may constitute an offer under the Securities Act of 1933. It is suggested that consideration be given to revising the content of your website so that information is properly archived as contemplated by Rule 433(e)(2) or to omit all improper disclosures from your website.

6. Please tell us if you, China Direct Investments or other affiliates funded or were otherwise affiliated with the reports issued by Harbinger Research and Market Advisors Research.

7. Please update the information in the prospectus to the most recent practicable date.

8. Please do not use smaller type in tables, as you do on pages 3 and
56, for example.

Registration Statement Cover Page

9. Please add the name and address of your agent in the United
States
authorized to receive notice.

10. It does not appear that the anti-dilution provisions of the convertible preferred stock and the common stock purchase warrants come within the transactions defined in Rule 416. Please revise.
Prospectus Summary, page 2

11. Please clarify that you regard Likang`s operations as your primary business. Disclose that Shanghai Shanhai Group, an unaffiliated third party, owns the remaining 10% of Likang, and is owned by Group Employee Share-holding Commission and Baoshan District
Dachang Town South Village Economic Cooperation Club. Also briefly describe these entities and they degree of management control, if any, they have over Likang.

Cautionary Statement Regarding Forward-Looking Information, page 4

12. Please move this section after the Risk Factors. Sections 27A(b)(1)(C) of the Securities Act and Sections 21E(b)(1)(C) of the
Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise accordingly.

Risk Factors, page 4

13. Please delete the second sentence of the first paragraph. All material risks should be described in the risk factors section.
If
risks are not deemed material, you should not reference them.

14. Some risk factors include language like "we cannot assure you" or
"there is no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

15. Please avoid language in risk factors like "adverse affect" or "negatively affected." Instead, please state what the specific impact will be on your financial condition or results of operations.

16. Please add a prominent risk factor relating to your conflicts of interest. Disclose in this risk factor your related party transactions and the degree of dependence on your affiliates, Shanghai Likang Pharmaceuticals Technology Company and Shanghai Likang Meirui Pharmaceutical High-Tech Co, Ltd. We note that these affiliates provide some of your raw materials and products, sell your products and one is also your major customer.

17. Please add a risk factor regarding a default on your Series B preferred stock. We note that the dividends increase to 20% if an event of default has occurred.

18. Please add a risk factor if your rate of profit is capped by government regulations.

We will need to raise additional capital... page 5

19. Your disclosure in this risk factor that you do not have sufficient working capital appears to contradict disclosure in the prior risk factor where you indicate that you have a working capital surplus. Please clarify.

Our operations are located in the PRC... page 8

20. Please expand upon the items in the bulleted list on page 9 to briefly explain these differences.

Securities Authorized for Issuance under Equity Compensation
Plans,
page 13

21. Please describe the material features of the equity compensation plans that were not approved by shareholders.

Management`s Discussion and Analysis or Plan of Operation, page 15

22. Please describe your plan of operation for the next twelve months. See Item 303(a) of Regulation S-B.

23. Please discuss the components of your cost of sales in greater detail. For example, discuss the cost of raw materials and the effect of raw material prices on your cost of sales.

24. Please describe the related party transactions and loans in greater detail.

Results of Operations for September 30, 2005, page 17

25. Quantify and discuss the impact of, and the facts and circumstances that lead to, the increases you recorded in the allowances related to accounts receivable and inventory during the interim period.

26. We note that your selling expenses increased during the period and year ended September 30, 2005 and December 31, 2004 due, in part, to increased local tax costs. Please clarify the nature of these taxes and explain why you classify them as selling expenses. If applicable, please quantify any offsetting tax proceeds you receive or include in revenues during each period presented.

Liquidity and Capital Resources, page 20

27. Please revise the analysis of your cash flows to explain the underlying factors behind the changes in your balance sheet accounts, rather than just reciting the numbers from the face of your statements of cash flows. In this regard, you should explain why balances significantly increased or decreased, including the increases in accounts receivable and amounts due from related parties at September 30, 2005. Specifically disclose and discuss trends in days outstanding for receivables and inventory. Please refer to
Section 4.B. of our Release 33-8350.

28. If you do not update your financial statements to December 31, 2005, please add an analysis of your annual cash flows for December
31, 2004 and 2003, in addition to the current analysis of your interim cash flows.

29. Please disclose and discuss the cash distributions to shareholders. We note that these distributions represent a material use of cash and are essential to an understanding of your liquidity.
You should disclose how the distributions were are determined and to whom they were paid. If the distributions were not paid on a pro rata basis to each shareholder based on their ownership interest, you should explain to us how and why your accounting is appropriate. You should also address the fact that the distributions exceeded net income in 2004 and 2003. If you have a contractual commitment or anticipate making distributions in the future, you should disclose and discuss that fact.

Recent Capital Raising Transactions, page 22

30. Please identify the names of the investors to whom you paid a due diligence fee and warrants. Disclose the purpose for this payment.

31. Please describe in greater detail how you intend to use the
$1.5
million for working capital purposes.

Our Business, page 26

New Product Development, page 34

32. Please disclose the status of your publicly announced new products, the chemical indicating card, chemical indicating adhesive tape, and chemical indicating labels based on a new steam pressure sterilization application. See Item 101(b)(3) of Regulation S-B.

33. Please estimate the amount spent during each of the last two fiscal years on research and development activities. See Item
101(b)(10) of Regulation S-B.

34. Please explain what you mean by critical acclaim and critical uses for An`erdian Type 3 Skin and Mucous Membrane Disinfectant.

35. Please describe in greater detail what you mean when you state that your new disinfectants containing Hypericin are in the initial development stage.

36. Please expand on your disclosure that you intend to coordinate your efforts with the Shanghai Municipal Center for Disease
Control &
Prevention to develop a new disinfectant series to treat avian flu.
For example, disclose whether you have any agreements with the Center relating to this effort.

Intellectual Property, page 35

37. Please disclose when your material intellectual property rights will terminate.

Competition, page 36

38. For each bullet point that you list as a competitive strength that differentiates your company, provide a more detailed explanation. For example, explain how your advanced technology is a competitive strength as compared to your primary competitors.

Executive Compensation, page 44

39. Please provide the 2005 compensation information as required by
Item 402 of Regulation S-B.

Certain Relationships and Related Transactions, page 49

40. Please clarify the last sentence of the first paragraph.

41. Note 3 on page F-26 states that Likang is engaged in business activities with an affiliated entity, Shanghai Likang Machinery and
Medicine Company. Please provide disclosure regarding this company and these transactions.

42. Please quantify in dollars the aggregate annual amount of products purchased by Shanghai Likang Pharmaceutical Technology
Company.

43. Please quantify in dollars the aggregate annual amount of products Linkwell purchases from Shanghai Likang Meirui
Pharmaceutical High-Tech Co.

44. Please identify the name of the shareholder to whom you owed
$15,000. Describe this transaction in greater detail.

45. Please describe the reasons for the distributions Likang made in the amount of $559,633.

46. Please describe the securities issued to China Direct
Investments
and CIIC Investment Banking Services Co. and their role in the share exchange agreement.

Principal Shareholders, page 50

47. Please provide the addresses for China Direct Investments and CIIC Investment Banking Services Co.

48. Please include in the table all the shares (including those individually held) beneficially held by each principal shareholder.
We would not object if you list the shares held individually in the footnotes. Make similar revisions in the Selling Security Holder table. See Instruction 5 to Item 403 of Regulation S-B.

49. We note that the website for China Direct Investment states that
Marc Siegel is the Managing Director of China Direct Investments, Inc. and Chairman of CIIC Investment Banking and Services (Shanghai)
Company Limited. Therefore, it appears that Mr. Siegel is the beneficial owner for shares held by both these companies. Please revise.

Selling Security Holders, page 55

50. Please disclose how each seller acquired the securities.

51. Please identify the number of shares being offered pursuant to the different capital raising transactions.

52. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65
(July 1997) on this matter, which is publicly available on our website.

Plan of Distribution, page 60

53. We note your reference to "transferees, pledges or other successors" on page 61. Please be advised that you may substitute a new selling security holder for an original selling security holder through a prospectus supplement if:

* the change is not material;
* the number of shares or the dollar amount registered does not change; and
* the new selling security holder`s shares can be traced to those covered by the original registration statement.

You must use a post-effective amendment to add selling security holders to your registration statement if their ownership cannot be traced to the shares registered in the original registration statement.

Linkwell Tech Group, Inc. Financial Statements for the Year Ended
December 31, 2004

Note 1 - Organization and Summary of Significant Accounting
Policies
Advances from Customers

54. We note "advances from customers" on your balance sheet.
Please
provide a brief description of this account. Also, revise your annual and interim financial statements to indicate whether the advances are from third parties or related parties.

The Company, page F-7

55. Please confirm, and revise the disclosures in your annual and interim financial statements and throughout the filing to clarify, if accurate, that the stock exchange between Linkwell and Likang essentially resulted in the two former 90% shareholders of Likang forming a US holding company and did not result in a change in the underlying ownership interests of Likang. If this disclosure is not accurate, please provide a comprehensive explanation of the stock exchange, including all ownership interests before and after the exchange and the basis for your accounting.

Research and Development, page F-9

56. Please quantify research and development expenses for each period you present a statement of operations. Refer to paragraph 13 of SFAS
2.

Minority Interest, page F-10

57. We note your disclosures related to losses applicable to the minority interest. It appears to us that these disclosures are not consistent with your financial statements. Please advise or revise.

Note 5 - Related Party Transactions, page F-13

58. Please provide all the disclosures required by paragraph 2 of SFAS 57. In this regard, you should more fully explain the nature of your relationships with the related parties, you should quantify and disclose all related party transactions, and you should disclose the terms and manner of settlement for each related party balance.

59. Revise the annual and interim statements of operations to separately present related party revenues and expenses for each period presented.

60. We note that your significant customer is an affiliate based on common ownership. Please clarify when you recognize revenue on sales to your affiliate and disclose and discuss the terms of these sales.
If you recognize revenue on sales to your affiliate when you ship products to them, please help us understand how and why this policy is appropriate and complies with SAB 104, in light of the common ownership. It is not clear to us that it would be appropriate to recognize revenue on sales to your affiliate until they ship the products they purchased from you to unrelated third parties. In this regard, we note the significant increase in the amount due from the related party during the current period. If you recognize revenue on sales to your affiliate on another basis, please revise your revenue recognition policy to clarify. It also appears to us that you should highlight the fact that a significant percentage of your sales are to an affiliate in your disclosures under the summary, risk factors, MD&A and critical accounting policies. In addition, based on the disclosures under Business, we note that you make sales to independent sales representatives and independent distribution agents. Please tell us when you recognize revenue on sales to these parties, tell us the terms of these sales, and help us understand how and why your disclosed revenue recognition policy is appropriate and complies with SAB 104.

Note 6 - Income Taxes, page F-13

61. Please provide all the disclosures required by SFAS 109.

Note 9 - Operating Risk
Country Risk - page F-14 and Performance of Subsidiaries Risk - page
F-15

62. We note the disclosure that your revenues are mainly derived from the sale of herbs, beet sugar and veterinary products and that you hope to expand your operations outside the PRC. These disclosures are not consistent with the descriptions of your business elsewhere in the filing. Please advise or revise. We also note your reference to partner companies and their three Chinese subsidiaries. Please identify these partner companies and their subsidiaries, or remove this reference. Please confirm and revise your disclosures to clarify that you only have one Chinese subsidiary. In addition, please ensure that each footnote disclosure in your financial statements relates to your company.

Note 10 - Subsequent Events

63. Based on the date of the auditors` report and the dates of certain transactions and events disclosed in note 10, it is not clear to us if all the disclosures in note 10 are covered by the auditors` report. Please clarify or revise as appropriate.

64. We note your disclosure concerning the sale of Aerisys
Incorporated to Kirshner`s former CEO. Please tell us how you accounted for this sale. If you recorded a gain or loss, please quantify the amount and tell us how it was calculated.

65. We note your discussion of the accounting for your issuance of
6%
Series A Convertible Preferred Stock and the related common stock purchase warrants. We have the following comments:

* It is not clear from the disclosures in your September 30, 2005 financial statements if these warrants were recorded on your balance sheet at issuance. Please advise or revise. Refer to EITF 00-19, EITF 98-5, and EITF 00-27.
* Please provide us with your analysis of whether these stock purchase warrants should be classified as a liability or as equity.
Your analysis should specifically address the criteria in EITF 00-
19.
* It is unclear to us how you calculated the beneficial conversion feature related to this preferred stock issuance. Please show us your calculations, including how you determined the fair value of the warrants.
* Please clarify if you used the two class method to calculate EPS for the period ended September 30, 2005.
* Please clarify if you recorded dividends on the Series A preferred stock during the period ended September 30, 2005.

66. We note your discussion of the December 2005 issuance of your
6%
Series B Convertible Preferred Stock and the related common stock purchase warrants. We have the following comments:

* Please tell us how you accounted for this equity issuance. Please specifically address if and how you recorded these warrants on your balance sheet, tell us if and how you recorded any beneficial conversion feature, including the fair value you allocated to the warrants, and provide us your calculations.
* Please provide us with your analysis of whether these stock purchase warrants should be classified as a liability or as equity.
Your analysis should specifically address the criteria in EITF 00-
19.
* We read that you "paid a due diligence fee of $65,000 in cash and
Class B Warrants to purchase 866,665 shares of [your] common stock to certain of the investors." Please clarify the meaning of this sentence, including whether you are referring to the sale of stock to your investors or the purchase of your stock back from your investors.

Linkwell Corporation September 30, 2005 Financial Statements

Consolidated Balance Sheet, page F-18

67. It appears to us that you may have included amounts you forwarded to an affiliate to purchase a building in due from related party and current assets. It appears to us that it may be more appropriate to reflect this amount as a deposit and exclude it from current assets.
Please advise or revise. In addition, in regard to your purchase of a building from an affiliate, please tell us how you will account for the purchase, how the purchase price was determined and if and how you determined the fair market value of the building. Please be advised that if the purchase price exceeds the fair market value of the building, it appears to us that the excess would be akin to compensation expense.

Consolidated Statements of Cash Flows, page F-20

68. Please help us understand your basis for classifying the change in the amount due from the related party in financing activities based on the nature of the underlying transactions and the provisions of SFAS 95.

Note 4 - Stockholders` Equity
Common Stock, page F-26

69. Please help us understand how you recorded and valued all of the equity securities you have issued to China Direct.

Common Stock Warrants, page F-27

70. We read that you granted warrants to purchase 731,034 shares of your common stock at $0.3045 in connection with your preferred stock funding. Please reconcile this information to your disclosures elsewhere in the filing, including the tables immediately below this statement, which indicate that your June 2005 preferred stock funding included warrants to purchase 3,753,450 shares of your common stock at $0.10.

Part II

Item 26. Recent Sales of Unregistered Securities

71. For securities sold for cash, disclose the total offering price.
For securities sold other than for cash, describe the amount of consideration received by the company.

Item 27. Exhibits and Financial Statement Schedules

72. Please provide updated consents from your independent accountants in each amendment to your registration statement.

73. Some of the descriptions of the exhibits do not accurately describe the parties in the documents, such as Exhibit 2.3. Please revise.

74. Please re-file the documents which are not signed to reflect that they are executed.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Thompson at (202) 551-3737 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	James M. Schneider, Esq.
	Schneider Weinberger & Beilly LLP
	2200 Corporate Blvd, NW, Suite 210
	Boca Raton, FL 33431
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Mr. Xue Lian Bian
Linkwell Corporation
March 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE